Crescent Capital BDC, Inc.

11100 Santa Monica Blvd., Suite 2000

Los Angeles, CA 90025

August 27, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attention: Lisa N. Larkin

Re: Registration Statement No. 333-255478

Ladies and Gentlemen:

Pursuant to Rule 461(a) promulgated under the Securities Act of 1933, as amended, the undersigned registrant (the “Fund”) hereby requests that the effective date of the above-referenced Registration Statement be accelerated so that the same may become effective at 4:00 p.m. (Washington D.C. time) on September 1, 2021 or as soon as practicable thereafter.

Sincerely,

CRESCENT CAPITAL BDC, INC.

/s/ Jason A. Breaux
Jason A. Breaux
Chief Executive Officer